

March 1, 2011

U.S. Mail and Fax (858-658-2500)
Mr. William E. Keitel
Executive Vice President and Chief Financial Officer
QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714

  Re: **QUALCOMM Incorporated**
      Form 10-K for the fiscal year ended September 26, 2010
      Filed November 13, 2010

      Form 10-Q for the quarterly period ended December 26, 2010
      Filed January 26, 2011
      File No. 0-19528

Dear Mr. Keitel:

  We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 26, 2010

Our FLO TV Business, page 3

1. We note from your press release that you entered into an agreement with AT&T to sell your FLO TV spectrum licenses for $1.925 billion on December 20, 2010. Please tell us why you were not required to file an Item 2.01 Form 8-K for the disposition of these licenses and the FLO TV business. We note your press release dated December 20, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Fiscal 2010 Compared to Fiscal 2009
Revenues

1. Please refer to your discussion on page 37. We note that your QTL segment "derives a significant portion of royalty revenues from a limited number of licensees." Based on your earnings calls, it appears to us that your royalty rates have declined over the past years and we note that you have a voluntary royalty capping program. Tell us the amount of the royalty revenues that are attributable to the increase in revenues from licensing and royalty fees and the amount of such revenues included in total revenues from licensing and royalty fees.

Note 6. Income Taxes, page F-21

2. Please tell us whether the significant increase in the federal current provision and the decrease in the deferral provision in 2010 as compared to 2009 relate to the $1.4 billion payment to the United States tax authorities in connection with the 2008 license and settlement agreements with Nokia. Provide us with your ASC 740 detailed analysis showing how you accounted for this transaction.

Form 10-Q for the Quarterly Period Ended December 26, 2010

Note 10- Restructuring, page 20

3. We that you expect that "the FLO TV business and network will be shut down in March 2011." Please tell us your consideration of ASC 205-20.

Form 8-K filed January 5, 2011

4. We note from your January 5, 2011 conference call on your announced definitive agreement to acquire Atheros Communications, Inc. that this $3.1 billion acquisition will be primarily funded with offshore cash. Please tell us how the use of your offshore cash for this acquisition will impact your future income taxes. If it will have no impact on your future income taxes, tell us the factors you considered in arriving at that conclusion.

*   *   *   *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a

Mr. William E. Keitel
QUALCOMM Incorporated
March 1, 2011
Page 3

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at 202-551-3268 or Paul Fischer, Senior Staff Attorney, at 202-551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director